Contact

www.linkedin.com/in/
danielledietzekfourplaysocial
(LinkedIn)

Top Skills

Growth Hacking
Pitching Ideas
Customer Acquisition

Danielle Dietzek

Cofounder of Fourplay Social
New York, New York, United States

Summary

I am the Cofounder and Chief Growth Officer of Fourplay Social, a dating app that emphasizes emotional and physical safety with a double date solution.

I graduated from Penn State (yes I'm aware it's a cult, and yes I am part of it) with a degree in Education; however, I chose a different career path. Born into a family of healthcare workers, it was only natural that I follow in those footsteps.

Both professionally and in my heart, I'm a nurse, though I left my healthcare role in 2022 to work on Fourplay full time. I worked for 8 years on a Maternal/Newborn unit, during which time I also obtained my Masters degree to become a Nurse Practitioner. I then spent 2 years working as a Nurse Practitioner in a primary care office, where I acted as the primary care provider to a caseload of patients. In the heart of the New York City, I was exposed to a wide range of social demographics and clinical profiles, but my favorite population was the "20-somethings" because I could make an impact on their sexual, social, and mental health. The passion to improve the overall wellness of that population drives my work at Fourplay.

I'm a warm, unconventional, insatiably-inquisitive person. I love documentaries and podcasts - usually about things that have absolutely zero significance in my everyday life :)

Experience

Fourplay Social
Co-Founder
January 2019 - Present (5 years 1 month)

NYU Langone Health
Registered Nurse
January 2015 - April 2022 (7 years 4 months)

New York, New York, United States

MICHELE MARTINHO M.D. P.C.
Family Nurse Practitioner
April 2018 - September 2019 (1 year 6 months)
New York, New York, United States

Education

Penn State University
Bachelor of Education - BEd, Elementary Education and Teaching · (2009 - 2013)

Pace University
Master's degree, Family Nurse Practitioner · (2014 - 2016)

Pace University
Accelerated Bachelor’s Degree, Nursing · (2013 - 2014)

Ridgefield High School